Westgate
London
W5 1UA

t +44 208 967 1511
f +44 208 967 1446
maria.khan@tns-global.com

Maria Khan
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

10 March 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Press information – Platform for Growth (8 March 2004)
2. RNS Announcement Status List (5 February 2004)
3. Form 88(2) return of allotments (12 January 2004)
4. Annual Return 363 – (x 4) (23 December 2003)
5. Appointment of Director 288a (24 November 2003)
6. Annual Return 363 – (x 2) (4 & 5 December 2003)
7. Form 88(2) return of allotments (10 December 2003)
8. Notification of Major interests (27 Feb 2004)

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Yours faithfully

Maria Khan

Encls.

dlw 3/15

tns™

SEC RECEIVED PROCESSING
MAR 1 2 2004
WASH. D.C. 105 SECTION

Press information for release at 07.00 **8 March 2004**

Platform for growth

- **Integration of NFO with TNS progressed ahead of plan in 2003; continues to go well**
- **Focus in 2004 increasingly on revenue synergies**
- **Strong cash performance in 2003**

Highlights for the year ended 31 December 2003

Business performance	***2003***	***2002***	***Change***
Turnover including joint ventures	£805.2m	£618.9m	**30.1%**
Operating profit*	£80.8m	£59.8m	**35.1%**
Operating margin*	10.0%	9.7%	
Profit before tax*	£65.3m	£48.8m	**33.8%**
Adjusted earnings per share*	10.5p	8.6p	**22.1%**
Total dividend per share	3.0p	2.6p	**15.4%**
Statutory results			
Turnover excluding joint ventures	£789.5m	£603.2m	**30.9%**
Operating profit before joint ventures and associates	£45.7m	£38.3m	**19.3%**
Profit before tax	£32.4m	£28.6m	**13.3%**
Basic earnings per share	3.1p	3.3p	**(6.1)%**

**** including joint ventures, before goodwill charges and integration costs***

Chief Executive, Mike Kirkham, said:

"The worldwide market for market information is expected to continue its gradual improvement during 2004 and industry commentators anticipate that it will grow by around 3-4 per cent. With respect to our performance in 2004, TNS expects to see continued growth coming out of the US and Asia Pacific and gradual improvement in Europe. The group overall is expected to achieve growth broadly in line with the market.

"The group's confidence in an improved performance in 2004 is supported by the order book, which is ahead of the same time in 2003, as well as by the pick-up in activity seen towards the end of 2003. Looking beyond 2004, as we experience the full benefits of both cost and revenue synergies, as well as the developments in which we are investing, we believe that TNS will achieve turnover growth ahead of the market."

On 8 March, all enquiries to +44 (0)20 7638 9571

Thereafter:

Mike Kirkham, Chief Executive	+44 (0)20 8967 4022
Andy Boland, Finance Director	+44 (0)20 8967 1472
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: Janis.Parks@tns-global.com

A webcast of the results presentation made to analysts will be available on the Investor Centre of the group's website, at www.tns-global.com**, from 16.00 on Monday 8 March 2003.**

Note to editors

About TNS

TNS is a leading global provider of market information. We collect, analyse and interpret information to help our clients better understand the needs and wants of their customers. We provide research, advice and insight on market segmentation, advertising and communications, new product development, brand performance and stakeholder management. We are also one of the leading providers of social and political polling.

From our global network, which spans 70 countries, we provide local expertise and knowledge, together with internationally consistent information and analysis to multi-national organisations.

TNS is listed on the London Stock Exchange (TNN). Further information can be found on www.tns-global.com.

High resolution images of management are available for the media to view and download (free of charge) from www.vismedia.co.uk.

PRELIMINARY RESULTS

Taylor Nelson Sofres plc (TNS), a world leader in market information, today announces its preliminary results for the year ended 31 December 2003. Commentary is given on results before goodwill charges, as this is the primary basis on which the business is managed. Commentary is also given on statutory numbers. The results of NFO WorldGroup, Inc. (NFO) were consolidated from 10 July 2003, the date the acquisition was completed.

Acquisition of NFO

On 10 July 2003, TNS completed the acquisition of NFO from The Interpublic Group of Companies, Inc. (IPG) for an initial consideration of $425 million, which comprised $400 million cash and $25 million satisfied by the issue of 11,688,218 million shares. A further $10 million is payable in cash to IPG on the first anniversary of the date of completion, if TNS' share price is above 146 pence at that time. On 13 May 2003, the group signed new banking facilities of £490 million in anticipation of the acquisition of NFO, and on 14 May completed a £51 million share placing.

Given the extent of integration that had occurred by the end of 2003, it has become increasingly difficult to isolate the results for the original TNS and NFO businesses, particularly with respect to costs. Consequently, it is not possible to give operating profit numbers for the original businesses. While separate commentary on turnover for each of the TNS and NFO businesses has been provided, this is based on management information and represents management's best estimates of the breakdown of revenue between the businesses.

Turnover

During 2003, the enlarged group's reported turnover including joint ventures increased by 30.1 per cent to £805.2 million (2002 £618.9 million). Acquisitions contributed growth of 26.6 per cent, substantially all of which came from NFO (£162 million). Turnover excluding joint ventures was £789.5 million (2002 £603.2 million).

With a strengthened performance in the second half, underlying growth in the original TNS business for the full year, excluding the effect of currency translation, acquisitions and discontinued operations, was 1.7 per cent. Currency had a positive impact of 1.8 per cent, which was partially offset by the negative impact of 1.0 per cent from discontinued operations.

Operating profit and margin

For the enlarged group, operating profit including joint ventures and operating synergies, before goodwill charges and integration costs grew by 35.1 per cent to £80.8 million (2002 £59.8 million). Operating margin was 10.0 per cent compared with 9.7 per cent in 2002.

In 2003, operating synergies arising from the integration of NFO were approximately £2 million. Integration costs charged in 2003 to achieve these and additional ongoing synergies were £9.0 million. Goodwill charges of £23.9 million (2002 £20.2 million) comprise amortisation of £17.4 million (2002 £13.9 million) and impairments of £6.5 million (2002 £6.3 million).

Group operating profit before joint ventures, after goodwill charges and integration costs increased by 19.3 per cent to £45.7 million (2002 £38.3 million).

Profit before tax

Profit before tax including operating synergies, before goodwill charges and integration costs grew by 33.8 percent to £65.3 million (2002 £48.8 million). Profit before tax increased by 13.3 per cent to £32.4 million (2002 £28.6 million).

Earnings and dividend per share

Based on a weighted average of 413.1 million shares, adjusted earnings per share before goodwill charges and integration costs were 10.5p, an increase of 22.1 per cent (2002 8.6p). Basic earnings per share decreased by 6.1 per cent to 3.1p (2002 3.3p). The board is recommending a final dividend of 2.05p (2002 1.7p), giving a 15.4 per cent increase in total dividend for the year of 3.0p (2002 2.6p).

Associates

Income from associates rose to £0.6 million (2002 £0.2 million), due to the inclusion of associates acquired with NFO.

Net debt, interest and cash flow

On 13 May 2003, TNS signed new banking facilities of £490 million in anticipation of the acquisition of NFO. Since the acquisition, the group has steadily reduced debt, as it has benefited from strong cash flows and improved working capital management, as well as favourable currency movements. Net debt as at 31 December 2003 was £367.7 million (2002 £204.8 million).

The net interest charge was £16.1 million (2002 £11.2 million). Net interest includes a finance charge representing the amortisation of bank facility arrangement fees of £0.9 million, as well as an additional £0.7 million charge for the write-off of arrangement fees for the previous facility. It also includes notional interest relating to deferred consideration on acquisitions of £0.1 million (2002 £0.4 million). Notional interest is not a cash item, but is recognised in accordance with FRS 7. The blended interest rate at the end of the year was approximately 4.5 per cent and interest cover against EBITDA was 6.5x (2002 7.6x).

Net cash inflow from operating activities was £104.9 million (2002 £67.0 million). Net cash outflow from acquisitions and disposals was £268.8 million (2002 £19.4 million), which largely related to the consideration of $425 million (£261 million) for NFO, of which $400 million (£245 million) was paid in cash on completion. TNS received £50.9 million of cash, net of expenses, in respect of the placing of 39.1 million shares on 14 May 2003.

Effective tax rate

The group's effective tax rate before goodwill charges was 32.0 per cent (2002 31.5 per cent), reflecting the increase in profits generated from countries with higher tax rates, following the acquisition of NFO.

Minority interests

Minority interests increased to £1.5 million (2002 £0.7 million), due to improved profitability in Russia and the inclusion of minorities acquired with NFO.

Capital expenditure

Total capital expenditure for 2003 amounted to £22.7 million (2002 £16.2 million). The main category of asset expenditure was IT.

Goodwill

Goodwill additions in the year amounted to £242.9 million, of which £241.8 million arose on the acquisition of NFO.

Pensions

Pension provisions provided in the balance sheet amount to £7.8 million (2002 £2.2 million).

Commenting on the benefits of the integration and future prospects, Chief Executive Mike Kirkham said:

Progress of integration

"During 2003, TNS took a major step forward in achieving its strategic goals, with the acquisition of NFO, which was completed in July. The merger of NFO with the TNS business is progressing well and to plan. With the integration in Asia and the US largely completed in 2003, we are now bringing together the two businesses in Europe, under the TNS brand. The integration is due to be completed in 2004 and our focus is increasingly on realising the revenue opportunities presented by the merger.

Cost synergies

"As indicated in the group's pre-close trading update issued in January, operating cost synergies of approximately £2 million were achieved in 2003. We continue to believe that operating cost synergies in 2004 should amount to at least £15 million, rising to £20 million in 2005 on an annualised basis. Integration costs incurred in 2003 amounted to £9.0 million and we anticipate incurring further costs of approximately £5 million in the current year. The operating cost synergies are being achieved in a number of areas, as discussed below.

Data collection

"As part of our integration planning, we reviewed the data collection capacity of the enlarged group and identified a number of opportunities. In several countries in Europe, North America and Asia we have either closed call centres or are in the process of closing them. In some cases, the work has been moved to more cost-efficient facilities. We have also taken advantage of the increased levels of consumer research performed by the enlarged group to make more effective use of our call centre assets.

"The reduction in call centres is also a reflection of the general industry trend towards increased levels of interactive data collection. Industry experts believe that US online spending in 2003 increased by 24 per cent over the previous year, with Europe up 15 per cent from a lower base. We expect this trend to continue. In 2003, almost 70 per cent of our US access panel's turnover came from online data collection, up from 44 per cent in 2002 and just 10 per cent in 1999. Within the enlarged group we are successfully migrating previously outsourced online projects on to our own access panel. Online research allows us to provide data and analysis more quickly and cost-effectively. While this may impact individual contract values, it is leading to an increase in the number of projects being commissioned by clients and typically delivers higher margins than conventional customised projects.

Data processing

"We are moving rapidly in the development of our data processing and IT support facility in Hyderabad and will have more than doubled capacity by the middle of this year. Initially, this unit will handle work primarily for our businesses in the UK and US. We believe, however, that there is considerable potential to migrate additional work to this facility from elsewhere in the group. While we will make significant cost savings, we are also of the view that we can achieve higher quality standards by pooling these activities.

Combining offices and reducing corporate costs

"As we have brought entities together in Asia and North America, we have released office space. This process will continue in Europe during 2004. The timing of these synergies varies case by case, depending on the length of leases and other related issues. As part of the integration, we are combining back office functions, such as finance, human resources and IT. In North America, we are moving to a shared services system and we are reviewing similar opportunities for Northern and Southern Europe. The activities previously undertaken by the NFO corporate offices in the US and Europe have been absorbed into our existing corporate structure. We anticipate that the workforce for the combined group will have declined by around 4 per cent at the end of 2004. In Europe, changes are being made in consultation with Works Councils.

Revenue synergies

"While the group has worked hard to achieve significant cost synergies, the main reason for bringing NFO into the TNS group was to create a platform from which we can grow. We believe the enlarged group has the geographic scale, together with the range and depth of expertise, to take full advantage of the current developments in the market information industry. These include the growing need for consistent information on a global scale and the move by our clients to rationalise supplier relationships. Furthermore, the group is of a size that it can invest in the appropriate technological and operational initiatives, such as extending the use of internet panels for data collection.

"The integration has significantly strengthened the expertise and skills available within the group. Having brought together the best elements of the two companies' Business Solutions, we now have what we believe to be the strongest portfolio in our industry. This provides support to our extensive expertise in the key marketing issues: market segmentation, product development and brand performance, advertising and communications evaluation, and stakeholder management. The combination of this stronger portfolio with TNS sector expertise, as well as our increased geographic coverage, has already resulted in a number of good contract wins.

"Clients are increasingly looking to partner with a small number of suppliers to meet their market information needs. In recognition of this trend, TNS is putting added resource into its key account development, with these clients expected to show higher revenue growth.

Outlook for the enlarged group

"The US market is showing signs of recovery, there are expectations of a modest upturn in Europe and the positive environment in Asia Pacific is ongoing. The worldwide market for market information is therefore expected to continue its gradual improvement during 2004 and industry commentators anticipate that it will grow by around 3-4 per cent.

"We estimate that revenue for the enlarged group in 2003, on a pro forma basis, including a full year of NFO under TNS accounting policies, would have been £954 million. With respect to our performance in 2004, TNS expects to see continued growth coming out of the US and Asia Pacific and gradual improvement in Europe. The group overall is expected to achieve growth broadly in line with the market.

"We anticipate that our Consumer activities, incorporating consumer panels, the US access panel and customised research, will show further growth during 2004. The outlook for Media Intelligence is more positive than in 2003, with a stronger order book going into 2004 and expectations of a pick-up in activity as the year progresses. TV and Radio Audience Measurement should continue its steady growth. The timing of recovery in Business Services is difficult to predict, given the range of services included in this sector. IT/Telecoms is expected to achieve another year of good progress, although not at the level seen in 2003, given the strong comparative. With a new structure in place, Healthcare should start to improve during the year.

"The group's confidence in an improved performance in 2004 is supported by the order book, which is ahead of the same time in 2003, as well as by the pick-up in activity seen towards the end of 2003.

"Further improvement in margin performance is anticipated in 2004, as we benefit from operating synergies relating to the integration of NFO and continue to improve margins across our services. We remain committed to investing in the future of our business, particularly in the development of our access panel operations. Bringing these factors together, the group expects to show an improvement in operating margin, before integration costs and goodwill, of between 50 – 100 basis points in 2004.

"Looking beyond 2004, as we experience the full benefits of both cost and revenue synergies, as well as the developments in which we are investing, we believe that TNS will achieve turnover growth ahead of the market."

REVIEW OF OPERATING ACTIVITIES

TURNOVER

REGIONAL TURNOVER PERFORMANCE

	Year to 31 December		Change	
	2003	2002	Reported	Underlying
	£m	£m	%	%
UK	**121.5**	125.4	(3.1)	1.3
France	**121.5**	109.3	11.2	1.9
Rest of Europe	**196.3**	178.9	9.7	(1.0)
Total Europe	**439.3**	413.6	6.2	0.4
Americas	**146.6**	150.4	(2.5)	3.0
Asia Pacific	**57.0**	54.9	3.8	8.4
Original TNS total	**642.9**	618.9	3.9	1.7
NFO contribution from 10 July	**162.3**	-		
Group total	805.2	618.9		

Note: While separate commentary on turnover for each of the TNS and NFO businesses has been provided, this is based on management information and represents management's best estimates of the breakdown of revenue between the businesses.

Regional commentary for original TNS business

UK

The UK delivered underlying revenue growth of 1.3 per cent for the full year, as the group continued to consolidate its position as the leading provider of consumer panel data in the UK, increasing business with existing clients and successfully launching new products. Consumer customised and Telecoms activities also performed well, benefiting from the group's focus on major accounts. Overall performance in the UK, however, was held back by pressure on international healthcare activities, caused by a significant reduction in new product launches, and on Media Intelligence activities. The generally weak business environment impacted Business Services. During the year the group discontinued its direct sales marketing and promotions related activities in the UK.

France

With a stronger performance in the second half, France achieved underlying growth of 1.9 per cent for the full year. Benefiting from new client wins, Consumer Panels continued to grow and the group is expanding the size of its household panel during 2004, from 8,000 to 12,000 households. Underlying growth in Healthcare resulted from a large biennial study and in IT from a focus on key clients. Media Intelligence remained under pressure in difficult markets and, without election activity on the scale seen in 2002, Polling showed an underlying decline year on year.

Rest of Europe

Turnover in the Rest of Europe declined on an underlying basis by 1.0 per cent, although good growth was achieved in Spain and Russia. Weak economic conditions continued to impact custom activities in Northern Europe and Germany.

Americas

The Americas region as a whole grew by 3.0 per cent on an underlying basis. The group's custom business in the US achieved underlying growth of around 5 per cent, again outperforming the market, which is thought to have remained flat in 2003. Consumer customised and IT/Telecoms were the strongest areas, both delivering double-digit growth. Increased activity in these sectors was driven by the strong combination of the group's key account focus and leading range of Business Solutions, which are an important differentiating factor in winning major contracts. Cinema trailer tracking activities performed well during the year, with good growth in the core business as well as from new services. However, soft advertising markets in the US during the year adversely affected other Media Intelligence activities.

Asia Pacific

Although the integration process impacted performance in Asia Pacific to some degree during the second half, the region ended the year strongly and delivered underlying growth of 8.4 per cent for the full year, benefiting in particular from the group's strong position in China.

SECTOR TURNOVER PERFORMANCE

	Year to 31 December		Change	
	2003	2002	Reported	Underlying
	£m	£m	%	%
Consumer	**209.2**	187.8	11.4	6.7
Media	**162.9**	160.9	1.2	0.6
Business Services	**84.7**	92.1	(8.0)	(7.1)
IT/Telecoms	**74.2**	69.8	6.3	7.2
Healthcare	**47.1**	47.3	(0.4)	(1.0)
Other activities	**64.8**	61.0	6.2	(2.1)
Original TNS total	**642.9**	618.9	3.9	1.7
NFO contribution from 10 July	**162.3**	-		
Group total	**805.2**	618.9		

Note: While separate commentary on turnover for each of the TNS and NFO businesses has been provided, this is based on management information and represents management's best estimates of the breakdown of revenue between the businesses.

Sector commentary for original TNS business

Consumer

Consumer turnover rose by 6.7 per cent on an underlying basis, as demand for insights into consumer behaviour continues to increase. Panels delivered good growth in the UK and France, benefiting from an expanded range of products, new client wins and increased volumes with key accounts. Superpanel won contracts with two new clients in food retailing, further strengthening its position in the UK market. The group's pan-regional sales approach and focus on key clients drove strong growth in Asia Pacific. Panel activities in Latin America were strengthened by the acquisition of Data Advanced Research in August, which added six countries to the regional panel. The scope of TNS' panel coverage and the ability to provide clients with information and analysis on an internationally consistent basis, resulted in Unilever appointing the group as its preferred supplier of consumer panel data globally.

Underlying growth in consumer customised activities was also strong during 2003, particularly in the US. Performance improved in Europe, especially in the UK following three large new contract wins with major international clients and in Spain, driven by increased activity with key accounts.

Media

Media Intelligence activities showed slight underlying growth for the year. Softness in advertising spend put pressure on advertising expenditure measurement and editorial monitoring activities were impacted by the media's focus on dominant news stories. The sector started to show improvement towards the end of 2003 and is expected to gain momentum during 2004, particularly in the second half, in response to activity around the US Presidential Election and the Olympic Games. The group has invested in a number of new services in the US, which should drive growth as advertising markets start to recover. Investment has primarily focused on enhancement of data collection and delivery capabilities, as well as diversification into new areas; for example, services for the Hispanic market, an area where there is fast-growing interest from advertisers.

The TV and Radio Audience Measurement sector achieved a number of successes during the year, with contract extensions in Norway, Denmark and Israel. The group extended TV measurement to new cities in China and during 2004 plans further expansion of the national panel. The first commercial application of Portable People Meter technology was launched in Belgium under licence from Arbitron. TNS has exclusive use of this technology for TV and radio measurement in 28 countries. Sales of InfoSysTV™, the value added audience analysis system for TV and radio, continued to grow during the year, boosted by a contract with the BBC.

Business Services

Business Services were under pressure during the year impacted by difficult market conditions, particularly in Northern Europe and in the US. France, however, delivered a solid underlying improvement, benefiting from large transport and energy contracts. For the full year the sector showed an underlying decline of 7.1 per cent.

IT/Telecoms

IT/Telecoms achieved underlying growth of 7.2 per cent in 2003.

Key account management, expertise in online research, the strength of the group's global network and Business Solutions all helped to deliver good growth in IT during the year, particularly in the US. TNS' ability to provide insights about branding and customer satisfaction is also helping to win new business, as branding is becoming increasingly important for IT clients. The group is making good progress in other regions, in particular Asia Pacific.

Telecoms enjoyed a year of strong growth in 2003. The group's focus on building relationships with larger accounts helped to drive increased volumes in the US, UK and the Netherlands. TNS was also successful in securing a number of major new clients during the year. Growth in Asia Pacific was boosted by the launch of new syndicated services: a 3G monitor and the Asia Pacific Telecoms index.

Healthcare

After a weak start to the year, the Healthcare sector performed more strongly in the second half, showing an underlying decline of 1.0 per cent for the full year. The main factor impacting performance was the slowdown in international new product development work, caused by a reduction in drug approvals by the FDA. However, the group made good progress in developing its services in local markets. In the UK, the domestic business continued to grow as a result of the focus on syndicated tracking services, such as *transact*, which won a number of new clients. Sales of healthcare monitors in Spain also increased steadily. Healthcare activities in the US domestic market delivered a solid second half performance.

Other activities

Boosted by the renewal of a major customer satisfaction tracking study in France and a new client win in Germany in the second half, Automotive achieved a modest underlying improvement for the full year. In February 2004, the Automotive sector was strengthened by the acquisition of a majority interest in the leading provider of automotive research in Spain, Area Investigación SA.

Despite a strong performance in Asia Pacific, the Polling sector showed a small underlying decline year on year, against the strong 2002 comparative, which reflected significant election related activity in a number of countries.

Commentary on NFO

Many of the market related factors that impacted the custom activities of the original TNS business during the year, discussed in the regional and sector commentary above, similarly affected NFO's business during 2003.

NFO's post-acquisition contribution to revenue was £162 million on a completion accounting basis, in line with TNS accounting policies.

The US access panel business achieved good growth during the year, driven by its focus on key client relationships, as well as further expansion of online research. In difficult market conditions, the US healthcare business was under pressure, having been significantly weakened in the first half, during the prolonged disposal process, by the loss of a number of key sales personnel who were not replaced. The business has been integrated with TNS' healthcare activities, which are being restructured under the leadership of a new global head of Healthcare.

NFO's performance in Europe was flat, impacted by weakness in certain markets. The integration process affected Asia Pacific but, with the integration almost complete by the end of the year, the enlarged group began to realise the value creating opportunities of the merger.

GROUP PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	Notes	2003 £m	2002 restated £m
Turnover – continuing activities*		**805.2**	618.9
Less share of joint ventures		**(15.7)**	(15.7)
Turnover excluding joint ventures	2	**789.5**	603.2
Cost of sales		**(275.6)**	(212.3)
Gross profit		**513.9**	390.9
Administrative expenses		**(459.2)**	(352.6)
Integration costs		**(9.0)**	-
		(468.2)	(352.6)
Operating profit before joint ventures and associates			
Continuing activities (after goodwill charges of £23.3m, 2002 £19.6m)	2	**45.7**	38.3
Share of operating profit of joint ventures (after goodwill charges of £0.6m, 2002 £0.6m)		**2.2**	1.3
Operating profit including joint ventures before goodwill charges and integration costs	2	**80.8**	59.8
Integration costs		**(9.0)**	-
Goodwill charges		**(23.9)**	(20.2)
Operating profit including joint ventures	2	**47.9**	39.6
Share of operating profit of associates		**0.6**	0.2
Profit on ordinary activities before interest and taxation		**48.5**	39.8
Interest receivable and similar income		**1.2**	0.8
Interest payable		**(15.6)**	(11.3)
Other finance charges		**(1.7)**	(0.7)
Profit on ordinary activities before taxation		**32.4**	28.6
Taxation on profit on ordinary activities		**(18.0)**	(15.5)
Profit on ordinary activities after taxation		**14.4**	13.1
Minority interests		**(1.5)**	(0.7)
Profit for the year		**12.9**	12.4
Dividends		**(13.1)**	(10.0)
Retained (loss)/profit for the year		**(0.2)**	2.4
Adjusted earnings per share before goodwill charges and integration costs	3	**10.5p**	8.6p
Basic earnings per share	3	**3.1p**	3.3p
Diluted earnings per share	3	**3.1p**	3.2p
Dividend per share		**3.0p**	2.6p

There is no difference between the profit on ordinary activities before taxation and the retained (loss)/profit for the year stated above, and their historical cost equivalents.

*On 10 July 2003, the group acquired NFO WorldGroup, Inc. (NFO). Given the extent of integration that had occurred by the end of 2003, it is not possible to accurately identify turnover and operating profit relating to the acquired business separately from the existing TNS business. For this reason, the results of NFO have been included within continuing activities.

GROUP BALANCE SHEET
At 31 December

	2003 £m	2002 restated £m
Fixed assets		
Intangible assets	**371.1**	178.6
Tangible assets	**81.0**	56.1
Investments		
Share of gross assets of joint ventures	**24.6**	22.3
Share of gross liabilities of joint ventures	**(4.6)**	(3.7)
	20.0	18.6
Associates	**7.1**	0.9
Other investments	**5.5**	8.3
	32.6	27.8
	484.7	262.5
Current assets		
Stock	**64.5**	28.8
Debtors	**265.0**	159.3
Current asset investments	**0.9**	-
Cash at bank and in hand	**32.2**	35.6
	362.6	223.7
Creditors: amounts falling due within one year	**(426.4)**	(228.4)
Net current liabilities	**(63.8)**	(4.7)
Total assets less current liabilities	**420.9**	257.8
Creditors: amounts falling due after more than one year	**(294.3)**	(202.5)
Provisions for liabilities and charges	**(44.7)**	(23.6)
Net assets	**81.9**	31.7
Capital and reserves		
Called up share capital	**22.2**	19.6
Share premium	**120.0**	105.3
Other reserves	**1.4**	1.2
Profit and loss account	**(68.6)**	(99.7)
Equity shareholders' funds	**75.0**	26.4
Minority interests	**6.9**	5.3
	81.9	31.7

GROUP CASH FLOW STATEMENT
For the year ended 31 December

	Notes	2003 £m	2002 £m
Cash flow from operating activities			
Net cash inflow from continuing operating activities	4	**104.9**	67.0
Dividends received from joint ventures and associates		**3.5**	0.1
Returns on investments and servicing of finance			
Interest received		**1.1**	0.9
Interest paid		**(13.1)**	(10.7)
Capitalised arrangement fees		**(5.6)**	-
Dividends paid to minority interests		**(0.9)**	(0.4)
Net cash outflow from returns on investments and servicing of finance		**(18.7)**	(10.2)
Taxation			
Taxation paid		**(19.4)**	(15.3)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(22.7)**	(16.2)
Purchase of investments		**-**	(0.1)
Purchase of own shares		**-**	(2.2)
Sale of tangible fixed assets		**4.4**	1.0
Net cash outflow from capital expenditure and financial investment		**(18.3)**	(17.5)
Acquisitions and disposals			
Purchase of subsidiary undertakings	4	**(279.8)**	(5.9)
Purchase of businesses	4	**-**	(13.6)
Net cash acquired with subsidiary undertakings and businesses	4	**10.9**	0.2
Purchase of joint ventures and associates		**-**	(0.2)
Sale of subsidiary undertakings and businesses		**0.3**	-
Sale of joint ventures		**-**	0.1
Net cash disposed of on sale of business		**(0.2)**	-
Net cash outflow from acquisitions and disposals		**(268.8)**	(19.4)
Equity dividends paid		**(10.7)**	(9.5)
Cash outflow before financing		**(227.3)**	(4.8)
Financing			
Issue of shares		**52.0**	-
Proceeds on exercise of share options		**2.9**	3.8
Expenses arising on the issue of shares		**(1.1)**	-
Increase in debt	4	**170.5**	12.5
(Decrease)/Increase in cash in the year	4	**(3.0)**	11.5

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December

	2003 £m	2002 restated £m
Profit for the year	**12.9**	12.4
Amounts arising on the exercise of share options	**0.2**	0.3
Disposal of goodwill in reserves	**0.7**	-
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments	**(19.4)**	(7.3)
Tax on gains on foreign currency borrowings hedging foreign investments	-	0.7
Profit on redemption of shares following placement of share capital	**50.0**	-
Total recognised gains and losses relating to the year	**44.4**	6.1
Prior year adjustment (note 1)	**(9.2)**	
Total gains and losses since last annual report	**35.2**	

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

For the year ended 31 December

	2003 £m	2002 restated £m
Profit for the year	**12.9**	12.4
Dividends	**(13.1)**	(10.0)
	(0.2)	2.4
Amounts deducted in respect of shares issued to a qualifying employee share ownership trust	-	(1.1)
Amounts arising on the exercise of share options	**0.2**	0.3
Disposal of goodwill in reserves	**0.7**	-
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments (net of taxation)	**(19.4)**	(6.6)
Profit on redemption of shares following placement of share capital	**50.0**	-
New share capital issued (including share premium) net of expenses	**17.3**	2.7
Net addition/(reduction) to equity shareholders' funds	**48.6**	(2.3)
Opening equity shareholders' funds as previously reported	**35.6**	37.9
Prior year adjustment (note 1)	**(9.2)**	(9.2)
Opening equity shareholders' funds as restated	**26.4**	28.7
Closing equity shareholders' funds	**75.0**	26.4

1 Accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention in accordance with the Companies Act 1985 and applicable UK Accounting Standards. Application note G to FRS 5 'Reporting the substance of transactions' which deals specifically with revenue recognition, was issued in November 2003 and is applicable to the year ended 31 December 2003. This has resulted in a change to the accounting policy for revenue recognition for the Media Intelligence businesses, with revenue for products being recognised on delivery to the client rather than in line with data collection activities. Accordingly, the 2002 results have been restated and a prior year adjustment has been made, increasing payments received on account and reducing reserves by £9.2m as at 1 January 2002. The impact on the 2002 revenue and operating profit is nil. The impact of this change in 2003 has been to increase revenue and operating profit by £0.9m.

2 Geographic analysis

In the opinion of the directors, the group has only one class of business, which is the provision of market information services.

On 10 July 2003, the group acquired NFO WorldGroup, Inc. (NFO). Given the extent of integration that had occurred by the end of 2003, it has been increasingly difficult to isolate the results for the original TNS and NFO businesses, particularly with respect to costs. Consequently it is not possible to give operating profit numbers for the original businesses. For this reason, the results of NFO have been included within continuing activities. An indication of the level of turnover attributable to NFO since the acquisition is £162m. Other acquisitions have contributed £2.3m to turnover and £0.3m to operating profit before goodwill charges and integration costs.

Turnover – continuing activities	**2003 £m**	2002 restated £m
Sales by origin		
Europe and Middle East		
- group	**526.5**	411.4
- joint ventures	**1.8**	2.2
Americas		
- group	**204.8**	148.8
- joint ventures	**2.0**	1.6
Asia Pacific		
- group	**58.2**	43.0
- joint ventures	**11.9**	11.9
Total	**805.2**	618.9
- group	**789.5**	603.2
- joint ventures	**15.7**	15.7
Sales by destination		
Europe and Middle East		
- group	**515.1**	393.3
- joint ventures	**1.8**	2.2
Americas		
- group	**216.7**	165.8
- joint ventures	**2.0**	1.6
Asia Pacific		
- group	**57.7**	44.1
- joint ventures	**11.9**	11.9
Total	**805.2**	618.9
- group	**789.5**	603.2
- joint ventures	**15.7**	15.7

Intra-group turnover between geographic segments is not considered material.

	2003 £m	2002 restated £m
Operating profit before goodwill charges and integration costs		
Europe and Middle East		
- group	**47.7**	40.5
- joint ventures	**0.3**	0.1
Americas		
- group	**29.0**	16.4
- joint ventures	**0.1**	-
Asia Pacific		
- group	**1.3**	1.0
- joint ventures	**2.4**	1.8
Total	**80.8**	59.8
- group	**78.0**	57.9
- joint ventures	**2.8**	1.9
Profit on ordinary activities before taxation		
Europe and Middle East		
- group	**28.0**	32.5
- joint ventures	**0.3**	0.1
Americas		
- group	**17.9**	5.0
- joint ventures	**-**	(0.2)
Asia Pacific		
- group	**(0.2)**	0.8
- joint ventures	**1.9**	1.4
Operating profit including joint ventures	**47.9**	39.6
- group	**45.7**	38.3
- joint ventures	**2.2**	1.3
Share of operating profit of associates	**0.6**	0.2
Interest receivable	**1.2**	0.8
Interest payable and other finance charges	**(17.3)**	(12.0)
	32.4	28.6

	2003 £m	2002 restated £m
Net assets		
Europe and Middle East		
- group	**51.2**	29.1
- joint ventures	**0.5**	0.4
Americas		
- group	**25.9**	(2.3)
- joint ventures	**3.1**	2.8
Asia Pacific		
- group	**(2.0)**	(0.9)
- joint ventures	**16.4**	15.4
Net operating assets	**95.1**	44.5
- group	**75.1**	25.9
- joint ventures	**20.0**	18.6
Unallocated amounts:		
Current and deferred taxation	**(4.2)**	(6.2)
Dividends payable	**(9.0)**	(6.6)
Net assets	**81.9**	31.7

The net assets for 2002 have been restated due to a change in accounting policy for revenue recognition (see note 1). This has resulted in a reduction in net assets of £9.2m, £4.0m of which is in Europe and £5.2m in the Americas.

3 Earnings per share

Basic earnings per share have been calculated on the profit after taxation and minority interests of £12.9m (2002 £12.4m) and on 413.1 million shares (2002 380.6 million), being the weighted average number of shares in issue during the year, excluding those held in the ESOP and the EBT, which are treated as cancelled. The diluted earnings per share have been calculated in accordance with the provisions of FRS 14, with the weighted average number of shares in issue being adjusted to assume conversion of all potentially dilutive shares for the period they were outstanding. Shares held by the ESOP and the EBT, which are under performance-based options, are included in the diluted weighted average number of shares as the performance conditions are deemed to have been met for the purposes of this calculation. The diluted weighted average number of shares is 419.0 million (2002 386.6 million).

Adjusted earnings per share before goodwill charges and integration costs have been calculated on the profit after taxation and minority interests of £43.5m (2002 £32.6m), which excludes goodwill charges of £23.9m (2002 £20.2m) and integration costs of £6.4m net of tax, and on the basic weighted average number of shares. The directors believe that earnings per share before goodwill charges and integration costs assists in understanding the underlying performance of the group.

The weighted average number of ordinary shares in issue during the year for the purpose of these calculations is as follows:

	2003	2002
Weighted average number of shares (millions)		
Share capital	**421.6**	390.4
Shares held by ESOP	**(1.9)**	(2.6)
Shares held by EBT	**(6.6)**	(7.2)
Basic earnings per share denominator	**413.1**	380.6
Dilutive effect of share options	**5.9**	6.0
Dilutive earnings per share denominator	**419.0**	386.6

4 Consolidated statement of cash flow

Reconciliation of operating profit to net cash inflow from operating activities

	2003 £m	2002 £m
Operating profit	**45.7**	38.3
Amortisation and impairment of intangible fixed assets	**23.8**	20.0
Depreciation of tangible fixed assets	**22.5**	19.3
Profit on sale of fixed assets	**(1.2)**	(0.3)
Decrease in stock - work-in-progress	**8.5**	6.1
(Increase) in debtors	**(16.5)**	(12.5)
Increase/(decrease) in creditors	**20.0**	(4.4)
Increase in provisions	**2.1**	0.5
Net cash inflow from continuing operating activities	**104.9**	67.0

Operating cashflows from continuing activities include an outflow of £5.5m relating to integration costs of £9.0m.

Reconciliation of net cash flow to movement in net debt

	2003 £m
Decrease in cash in the year	**(3.0)**
Cash inflow from increase in debt	**(170.5)**
Change in net debt resulting from cash flows	**(173.5)**
Translation difference	**9.2**
Non-cash movement	**(1.7)**
Capitalised arrangement fees	**5.6**
Loans and finance leases acquired	**(2.5)**
Movement in net debt in the year	**(162.9)**
Net debt at 1 January 2003	**(204.8)**
Net debt at 31 December 2003	**(367.7)**

Analysis of net debt

	At 1 Jan 2003 £m	Cash flow £m	Exchange movement £m	Acquisitions £m	Non-cash movements £m	**At 31 Dec 2003 £m**
Cash at bank and in hand	35.6	(14.3)	(0.4)	11.3	-	**32.2**
Loans repayable within 1 year	(40.8)	(68.3)	3.5	(1.4)	-	**(107.0)**
Loans repayable after more than 1 year	(199.6)	(96.6)	6.0	-	(1.7)	**(291.9)**
Obligations under finance leases	-	-	0.1	(1.1)	-	**(1.0)**
	(204.8)	(179.2)	9.2	8.8	(1.7)	**(367.7)**

The net non-cash movement represents the amortisation of arrangement fees.

Analysis of the net cash outflow in respect of the purchase of subsidiary undertakings and businesses

	2003 £m
Cash consideration	
prior year acquisitions	**(14.0)**
2003 acquisitions including £2.2m recoverable	**(265.8)**
	(279.8)
Net cash acquired	**10.9**
Net cash outflow in respect of the purchase of subsidiary undertakings and businesses	**(268.9)**

5 Financial Information

The preliminary results were approved by the board on 8 March 2004. The financial information contained in this announcement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2002, together with an unqualified auditors' report thereon, have been delivered to the Registrar of Companies. Statutory accounts for the year ended 31 December 2003 have not yet been delivered to the Registrar of Companies. The group's annual report and accounts for 2003 will be delivered to shareholders in early April and will be filed with the Registrar of Companies, together with an unqualified auditors' report thereon, following the annual general meeting. It will be available electronically from the Investor Centre of the group's website at www.tns-global.com in early April.

Additional information

Subject to approval by shareholders at the annual general meeting on Wednesday 12 May 2004, the final dividend will be paid on 5 July 2004 to shareholders on the register on 28 May 2004.

Copies of this release are available from the Head of Investor Relations, Taylor Nelson Sofres plc, Westgate, London W5 1UA. Email: Janis.Parks@tns-global.com. It can also be found in the Investor Centre of the group's website at www.tns-global.com.

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Taylor Nelson Sofres PLC	Additional Listing		15:50 5 Feb 04		

Full Announcement Text

Taylor Nelson Sofres plc

5 February 2004

For immediate release

Taylor Nelson Sofres plc ("TNS") has issued and allotted 331,663 ordinary shares of 5p each (the "Shares").

The Shares were issued in satisfaction of an initial consideration of SEK 9,225,000 (£687,663) relating to the acquisition of the minority interests in NFO WorldGroup, Inc.'s operating subsidiary in Sweden, NFO Infratest AB, which is being renamed TNS Gallup AB. Further payments may be made to the vendors in 2007 if performance related conditions are satisfied. Such future payments would be made in cash. The total consideration shall not exceed £2 million in aggregate.

An application has been made to The UK Listing Authority for the Shares to be admitted to the Official List and to the London Stock Exchange for the Shares to be admitted to trading. Dealings are expected to commence on 6 February 2004.

For further information, please contact:

Judith George, Assistant Company Secretary +44 (0) 208 967 4655

END

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TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

12 January 2004

Dear Sir/Madam

Taylor Nelson Sofres plc
Form 88(2) return of allotments

I enclose completed forms of allotment in relation to the month of December 2003. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2 2004
WASH. D.C.
155

88(2)

Return of Allotment of Shares

Company Number: 00912624

Company name in full: Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01 12 2003	31 12 2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1620		
Nominal value of each share	5 pence		
Amount (if any) paid or due on each share *(including any share premium)*	135 p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Diane Treganowan Address: 56 Park Road, Chiswick, London UK Postcode: W4 3HH	Ordinary	1,620
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/1/04

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	12	2003	31	12	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	33008	349	175
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	47.48 p	171 p	114 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited Address: Participant ID 142CN Designated ESOS member a/c ESO 20 Moorgate, London UK Postcode EI C 2 R 6 D A	Ordinary	20,504
Name: Linda Munt Address: 17 Blandford Road, Ealing, London UK Postcode W 5 5 R L	Ordinary	10,000
Name: Derek Ransford Anesley Wellesley Address: 17 Blandford Road, Ealing, London UK Postcode W 5 5 R L	Ordinary	2,504
Name: Glenys Swann Address: 17 Ridgeway, Market Harborough, Leics UK Postcode L E 1 6 7 H G	Ordinary	524
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/1/04

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
Return of Allotment of Shares

SEC MAIL RECEIVED PROCESSING
MAR 12 2004
WASH. D.C. 155 SECTION

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	01	31
Month	12	12
Year	2003	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	40000	35000	2220
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	136.75 p	86.25 p	87 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Address: Participant ID 142CN Designated ESOS member a/c ESO 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 77,220
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/1/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exch

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

SEC MAIL PROCESSING RECEIVED
MAR 1 2 2004
WASH. D.C. 155 SECTION

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

23 December 2003

Dear Sir/Madam

Infratest Burke Core Company Limited registered no. 1322773
Annual return for the period ended 1 December 2003

NFO Worldgroup Limited registered no. 4122493
Annual return for the period ended 6 December 2003

Marketing Blueprint Limited registered no. 3001084
Annual return for the period ended 13 December 2003

System Three (Scotland) Limited registered no. SC81084
Annual return for the period ended 1 December 2003

I enclose duly a completed and signed form 363s annual return for the above-named companies together with two cheques for £30.00 each being the filing fee due for the above four companies.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

f:\users\companysecretarial 030201\companies house\031223_let.doc

Company Number - SC81084

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - SC81084

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** PUBLIC ATTITUDE SURVEYS LTD	Name ______	
Address Rye Park House London Road High Wycombe Bucks HP11 1EP	Address ______ ______ ______ UK Postcode ____ ___	**Shares transferred by** PUBLIC ATTITUDE SURVEYS LTD
Shares held *Class* Ordinary, *Number* 1000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 1,000	Number of shares issued
	Aggregate Nominal Value of issued shares £1,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1,000	Total number of shares issued
	Total Nominal value of shares issued £1,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - SC81084 Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Nigel Anthony Garth SPACKMAN	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 17 Lyndale Avenue London NW2 2QB	Address
	Date of birth 26/06/1944	UK Postcode
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288.	**Occupation** Market Research	Nationality
		Occupation
		Date of change __ / __ / ____
		Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____

Company Number - SC81084

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** ~~Robert Douglas MCLAURIN~~ **Address** ~~17 Clifton Road~~ ~~London~~ ~~N22 7XN~~	Name Ian John Portal ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 8 Shakespear Road Harpenden Hertfordshire UK Postcode AL5 5ND Date of change 22/07/2003 Date Robert Douglas MCLAURIN ceased to be secretary (if applicable) 22/07/2003
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Michael FACTOR **Address** 18J Warrington Crescent London W9 1EL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Stephen Michael FACTOR ceased to be director (if applicable) __ / __ / ____

Companies House

— for the record —

Company Name
SYSTEM THREE (SCOTLAND) LIMITED

363s Annual Return

RECEIVED MAR 1 2 2004 SEC MAIL PROCESSING WASH. D.C. SECTION 105

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
SC81084

Information extracted from Companies House records on
8th November 2003

Section 1: Company details

Ref: SC81084/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	19 Atholl Crescent Edinburgh EH3 8HQ	Address C/O Taylor Nelson Sofres plc TNS House Westgate, London UK Postcode W5 1UA
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	SIC Code — Description 7413 — Market research, opinion polling	SIC CODE — Description

Company Number - 3001084

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15

Signature [signature] (~~Director~~ / Secretary)

Date 19/12/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *13/12/2003*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **13th December 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: S. Bernsand

Telephone number *inc code*: 0208 9672230

Address: TNS House, Westgate, London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ____

Postcode: W5 1UA

Company Number - 3001084

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3001084

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name MBL GROUP PLC	Name ____	
Address 4-5 Bonhill Street London EC2A 4BX	Address ____ ____ ____ UK Postcode	**Shares transferred by** MBL GROUP PLC
Shares held *Class* Ordinary *Number* 7500	**Shares held** *Class* ____ *Number* ____	*Class* ____ *Number* ____ *Date of transfer* __/__/____
Shareholder Name NFO UK INC.	Name ____	
Address 2 Pickwick Plaza Greenwich Connecticut United States Of America	Address ____ ____ ____ UK Postcode	**Shares transferred by** NFO UK INC.
Shares held *Class* Ordinary *Number* 2500	**Shares held** *Class* ____ *Number* ____	*Class* ____ *Number* ____ *Date of transfer* __/__/____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 10,000	Number of shares issued
	Aggregate Nominal Value of issued shares £10,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 10,000	Total number of shares issued
	Total Nominal value of shares issued £10,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name
	Address Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode
	Date of birth 02/12/1957	Date of birth __ / __ / ____
	Nationality British	Nationality
Particulars of a new Director must be notified on form 288.	**Occupation** Solicitor	Occupation
		Date of change __ / __ / ____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Edward Frederick HOEFLING	Name
	Address 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address
	Date of birth 17/07/1952	UK Postcode
Particulars of a new Director must be notified on form 288.	**Nationality** British	Date of birth __/__/____
	Occupation Corporate Treasurer	Nationality Occupation Date of change __/__/____ Date Edward Frederick HOEFLING ceased to be director (if applicable) __/__/____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Nigel Anthony Garth SPACKMAN	Name
	Address 17 Lyndale Avenue London NW2 2QB	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address
	Date of birth 26/06/1944	UK Postcode
Particulars of a new Director must be notified on form 288.	**Nationality** British	Date of birth __/__/____
	Occupation Market Research	Nationality Occupation Date of change __/__/____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __/__/____

Company Number - 3001084

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Stephen Michael FACTOR ceased to be director (if applicable) __ / __ / ____

Companies House

— for the record —

Company Name

MARKETING BLUEPRINT LIMITED

363s Annual Return

SEC MAIL RECEIVED MAR 1 2 2004 PROCESSING SECTION WASH, DC 105

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
3001084

Information extracted from Companies House records on
21st November 2003

Section 1: Company details

Ref: 3001084/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House West Gate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7413 Market research, opinion polling	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Company Num... 22493

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~/ Secretary)

Date 19/12/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *6/12/2003*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **6th December 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address:
TNS House
Westgate
London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ____________

Postcode: W5 1UA

...n 5: Details of ... Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on th form. If a joint shareholder also holds shares in their own right, list that holdin separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** INFRATEST BURKE INTERNATIONAL HOLDINGS GMBH **Address** Landsbergerstrasse 338 D 80687 Munich Germany	Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** INFRATEST BURKE INTERNATIONAL HOLDINGS GMBH
Shares held *Class* / *Number* Ordinary / 1	**Shares held** *Class* / *Number* ______ / ______ ______ / ______	*Class* / *Number* / *Date of transfer* ______ / ______ / __/__/____ ______ / ______ / __/__/____

Section 3. Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 1	Number of shares issued
	Aggregate Nominal Value of issued shares £1.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1	Total number of shares issued
	Total Nominal value of shares issued £1.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name
	Address Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address UK Postcode
	Date of birth 02/12/1957	Date of birth __ / __ / ____
	Nationality British	Nationality
Particulars of a new Director must be notified on form 288.	**Occupation** Solicitor	Occupation
		Date of change __ / __ / ____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Edward Frederick HOEFLING **Address** 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP **Date of birth** 17/07/1952 **Nationality** British **Occupation** Corporate Treasurer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Edward Frederick HOEFLING ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Nigel Anthony Garth SPACKMAN **Address** 17 Lyndale Avenue London NW2 2QB **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Researcher	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Company Director	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Stephen Michael FACTOR ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Companies House

— for the record —

Company Name

NFO WORLDGROUP LIMITED

363s Annual Return

SEC MAIL RECEIVED MAR 1 2 2004 PROCESSING WASH. SECTION

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
4122493

Information extracted from Companies House records on 8th November 2003

Section 1: Company details

Ref: 4122493/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House West Gate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	SIC Code — Description 7413 — Market research, opinion polling	SIC CODE — Description

Company Number - 1322773

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 19/12/2003

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***1/12/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **1st December 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: S.Bernsand

Telephone number *inc code*: 0208 9672230

Address: TNS House, Westgate, London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______

Postcode: W5 1UA

Company Number - 1322773

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 1322773

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** PUBLIC ATTITUDE SURVEYS LTD	Name ______	
Address Rye Park House London Road High Wycombe Buckinghamshire HP11 1EF	Address ______ ______ ______ UK Postcode	**Shares transferred by** PUBLIC ATTITUDE SURVEYS LTD
Shares held *Class* Ordinary — *Number* 1000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share __________
	Nominal value of each share £0.10	Nominal value of each share __________
	Number of shares issued 1,000	Number of shares issued __________
	Aggregate Nominal Value of issued shares £100.00	Aggregate Nominal Value of issued shares __________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1,000	Total number of shares issued __________
	Total Nominal value of shares issued £100.00	Total Nominal value of shares issued __________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name ______
	Address Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___
	Date of birth 02/12/1957	Date of birth __ / __ / ____
	Nationality British	Nationality ______
Particulars of a new Director must be notified on form 288.	**Occupation** Solicitor	Occupation ______
		Date of change __ / __ / ____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Edward Frederick HOEFLING **Address** 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP **Date of birth** 17/07/1952 **Nationality** British **Occupation** Corporate Treasurer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Edward Frederick HOEFLING ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Nigel Anthony Garth SPACKMAN **Address** 17 Lyndale Avenue London NW2 2QB **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Research	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____

Company Number - 1322773

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Stephen Michael FACTOR ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Companies House

— for the record —

SEC MAIL RECEIVED PROCESSING
MAR 12 2004
WASH. DC 105 SECTION

Company Name
INFRATEST BURKE CORE COMPANY LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
1322773

Information extracted from Companies House records on
7th November 2003

Section 1: Company details

Ref: 1322773/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House** **West Gate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**

Company Number - SC81084

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 01 / 12 / 2003

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***1/12/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **1st December 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: S. Bensand

Telephone number *inc code*: 0208 9672230

Address:
TNS House
Westgate
London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______

Postcode: W5 1UA

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

SEC MAIL PROCESSING
RECEIVED
MAR 12 2004
WASH. D.C. 155 SECTION

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

24 November 2003

Dear Sir/Madam

Taylor Nelson Sofres plc
Registered No. 00912624
Appointment of Director

Please find enclosed a Form 288a in respect of the appointment of Ms Sharon Studer as a Director for the above mentioned company.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

Encls.

f:\users\companysecretarial 030201\companies house\031124_let.doc

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 00912624

Company Name in full: Taylor Nelson Sofres PLC.

	Day	Month	Year
Date of appointment	12	11	2003
†Date of Birth	16	5	1951

Appointment form

Appointment as director: ✓ as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Ms. *Honours etc:

Forename(s): Sharon

Surname: Studer

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: Ford House

Post town: Kineton, Guiting Power Postcode: GL54 5UG

County / Region: Glos. Country: UK

†Nationality: USA †Business occupation: Comp Director

†Other directorships (additional space overleaf): Mutiny plc

I consent to act as ** director / secretary of the above named company

Consent signature Sharon Studer **Date** 12.11.2003

* Voluntary details.
† Directors only.
** Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 12.11.2003

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

S. Bernsand Taylor Nelson Sofres plc
TNS House Westgate
London W5 1UA Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

Company Number

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2 2004
WASH. DC
155

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

4 December 2003

Dear Sir/Madam

S R Packaging Limited registered no. 2763673
Annual return for the period ended 11 November 2003

I enclose duly a completed and signed form 363s annual return for the above-named company together with a cheque for £15.00 being the filing fee due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

f:\users\companysecretarial 030201\companies house\031204_let2.doc

Companies House
— for the record —

Company Name
S R PACKAGING LTD.

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2763673
Information extracted from Companies House records on
18th October 2003

Section 1: Company details

Ref: 2763673/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	SIC Code / Description 7011 Development & sell real estate	SIC CODE / Description

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ___ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ___ ___ ___ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ___ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ___ ___ ___ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ___ Occupation ___ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name
	Address Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address
	Date of birth 02/12/1957	UK Postcode
Particulars of a new Director must be notified on form 288.	**Nationality** British	Date of birth __ / __ / ____
	Occupation Solicitor	Nationality
		Occupation
		Date of change __ / __ / ____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 2	Number of shares issued
	Aggregate Nominal Value of issued shares £2.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2	Total number of shares issued
	Total Nominal value of shares issued £2.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number [illegible]

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary *Number* 2	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Company Number - 2763673

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address			

Company Number - 2763673

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 31 / 10 / 2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *11/11/2003*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **11th November 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc
TNS House, Westgate
London

DX number *if applicable*: ______

DX exchange: ______

Postcode: W5 1UA

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

5 December 2003

Dear Sir/Madam

Infratest Burke International Services Limited registered no. 2379938
Annual return for the period ended 15 November 2003

I enclose duly a completed and signed form 363s annual return for the above-named company together with a cheque for £15.00 being the filing fee due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

Companies House
— for the record —

Company Name
INFRATEST BURKE INTERNATIONAL SERVICES LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2379938
Information extracted from Companies House records on
18th October 2003

Section 1: Company details

Ref: 2379938/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

	...rent details	Amended ...
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	Name Ian John PORTAL Address 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Stephen Michael FACTOR Address 7B Connaught House Clifton Gardens London W9 1AL Date of birth 31/05/1958 Nationality British Occupation Company Director	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Stephen Michael FACTOR ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Director	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Edward Frederick HOEFLING	Name ______
	Address 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth 17/07/1952	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Corporate Treasurer	Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Edward Frederick HOEFLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Nigel Anthony Garth SPACKMAN	Name ______
	Address 17 Lyndale Avenue London NW2 2QB	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth 26/06/1944	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Market Research	Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name Paul Simon Kent WRIGHT	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985.
	Address **Lees Rigg** **Green North Road Jordans** **Beaconsfield** **Buckinghamshire** **HP9 2SX**	Address UK Postcode _ _ _ _ _ _ _
	Date of birth 02/12/1957	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Nationality** British	Nationality
	Occupation Solicitor	Occupation
		Date of change _ _ / _ _ / _ _ _ _
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ________________
	Nominal value of each share £1.00	Nominal value of each share ________________
	Number of shares issued 60,000	Number of shares issued ________________
	Aggregate Nominal Value of issued shares £60,000.00	Aggregate Nominal Value of issued shares ________________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 60,000	Total number of shares issued ________________
	Total Nominal value of shares issued £60,000.00	Total Nominal value of shares issued ________________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

...ection 4: ... ...areholde...

> The details we ... your company's share... ...ers and their sharehold... ... printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** **INFRATEST BURKE INTERNATIONAL GMBH HOLDING** **Address** **Landsberger Strasse 338** **Munich**	Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ _	**Shares transferred by** **INFRATEST BURKE INTERNATIONAL GMBH HOLDING**
Shares held *Class* / *Number* **Ordinary** **60000**	**Shares held** *Class* / *Number* ______ ______ ______ ______	*Class* / *Number* / *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____

> ... details of any pe... corporate bodies w... shareholders the company at the date of this return but whose details are ... printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on th form. If a joint shareholder also holds shares in their own right, list that holdin separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

...any Numbe...

363s A... ...eturn De... ...on

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

Companies House

— for the record —

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 04/12/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***15/11/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **15th November 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc
TNS House, Westgate
London

DX number *if applicable*: ______

DX exchange: ______

Postcode: W5 1UA

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

10 December 2003

Dear Sir/Madam

Taylor Nelson Sofres plc
Form 88(2) return of allotments

I enclose completed forms of allotment in relation to the month of November 2003. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

F:\Users\CompanySecretarial 030201\Companies House\031210_let.doc

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
Return of Allotment of Shares

Company Number: 00912624

Company name in full: Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day Month Year: 01 11 2003	Day Month Year: 30 11 2003

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	200000	35000	595
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share (including any share premium)	86.25 p	136.75 p	200.00 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allottees consecutively)

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name HSBC Bank plc (Crest ID BH01) Address Securities Account 909780 UK Postcode	Ordinary	176,000
Name Cazenove Nominees Limited, (participant ID 142CN, Address Designated ESOS member a/c ESO) UK Postcode	Ordinary	49,082
Name Paul Frankland Address 25 Mallow Park, Maidenhead, Berkshire UK Postcode SL6 6SQ	Ordinary	4,959
Name Anna Frankland Address 25 Mallow Park, Maidenhead, Berkshire UK Postcode SL6 6SQ	Ordinary	4,959
Name Steve Irons Address 69 Bath Street, Market Harborough, Leics. UK Postcode LE16 9EJ	Ordinary	595

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 1 1 1 2 0 0 3	3 0 1 1 2 0 0 3

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5154		
Nominal value of each share	5 pence		
Amount (if any) paid or due on each share *(including any share premium)*	87.00 pence		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235**

Names a... ...esses of the al... ... *(List joint share allotm... ...utively)*

Shareholder details	Shares and share class allotted	
Name: Please see attached schedule Address: UK Postcode	Class of shares allotted Ordinary	Number allotted 5,154
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230

Account No	Surname	Forenames	NI Number	Pay Ref	No of Shares	Cost of Shares
688737613	GASKIN	CAROLINE	NE247144B	85758	1,744	£1,517.28
32E FORDWYCH ROAD , LONDON , , , NW2 3TG						
688738962	MARCAR	PATRICIA DIANA	YE599402D	51268	1,110	£965.70
59 BEVERLEY GARDENS , WEMBLEY , , MIDDLESEX , HA9 9RB						
688739500	MCLEAN	GILLIAN	YA005883A	51705	2,300	£2,001.00
25 LAUGHTON ROAD , NORTHOLT , MIDDLESEX , , UB5 5LL						
					5,154	£4,483.98

TAYLOR NELSON Sharesave Scheme

Maturity Exerciser Batch Number 07

Account No	*Surname*	*Forenames*	*NI Number*	*Pay Ref*	*No of Shares*	*Cost of Shares*
688737613	GASKIN	CAROLINE	NE247144B	85758	1,744	£1,517.28
32E FORDWYCH ROAD , LONDON , , , NW2 3TG						
688738962	MARCAR	PATRICIA DIANA	YE599402D	51268	1,110	£965.70
59 BEVERLEY GARDENS , WEMBLEY , , MIDDLESEX , HA9 9RB						
688739500	MCLEAN	GILLIAN	YA005883A	51705	2,300	£2,001.00
25 LAUGHTON ROAD , NORTHOLT , MIDDLESEX , , UB5 5LL						
					5,154	£4,483.98

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Holding(s) in Company		16:47 27 Feb 04

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1.	Name of company TAYLOR NELSON SOFRES plc		Name of shareholder having a major interest HBOS plc
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. N/A	4.	Name of the registered holder(s) and, if more than one ho number of shares held by each of them HSDL Nominees Limited Morgan Nominees Ltd HPFO Morgan Nominees Ltd HXPEN Morgan Nominees Ltd HPBA Morgan Nominees Ltd HLFO Morgan Nominees Ltd HLBA Morgan Nominees Ltd HXLFE Chase Nominees a/c CMIG Chase Nominees a/c CMIG Chase Nominees a//c CMIG Chase Nominees Ltd WP

5.	Number of shares/amount of stock acquired Not given	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed Not given	8.	Percentage of issued c N/A

9.	Class of security ORDINARY SHARES, 5 PENCE EACH	10.	Date of transaction 26 February 2004	11.	Date company inforr 26 February 2004
12.	Total holding following this notification **17,925,387**	13.	Total percentage holding of issued class following this nc 4.04%		

14.	Any additional information	15.	Name of contact and telephone number for queries

N/A	JUDITH GEORGE, ASSISTANT COMPANY SECRET. 020 897 4655 OR 07734 044320

16. Name and signature of authorised company official
Responsible for making this notification

IAN PORTAL, GROUP COMPANY SECRETARY

Date of notification 27 February 2004

END

status list

FACSIMILE MESSAGE

TO:	Company Secretary
	Taylor Nelson Sofres plc
FAX NO:	0208 967 4060
FROM:	Susan Paton, Share Disclosure
	Company Secretary's Department, HBOS plc, Edinburgh.
TEL NO:	0131-243 8671
FAX NO:	0131-243 5516
DATE:	26 February, 2004
NO OF PAGES INCLUDING THIS PAGE:	2

IF ALL PAGES ARE NOT RECEIVED INTACT PLEASE CONTACT ME.

MESSAGE:

Please find attached S198 notification.

Thanks

Sue

HBOS plc

The Mound
Edinburgh
EH1 1YZ

Taylor Nelson Sofres plc
West Gate
LONDON
W5 1UA

Direct Line 0131 243 5562
Fax No 0131 243 5516

For the attention of Company Secretary

Date 26th February 2004

Dear Sirs

Companies Act 1985 (as amended) (the "Act")

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ordinary 5p shares comprising part of the relevant share capital of Taylor Nelson Sofres plc ("the Company")

Pursuant to Section 198 of the Act, we hereby give the Company notice that we had a material interest (for the purposes of Sections 208 and 209 of the Act) in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose:-

Registered Holder:	Fund:	Number of Share Held:	Percentage Holding:
HSDL Nominees Limited	N/A	3	0.000%
Morgan Nominees Ltd	HPFO	2,172	0.000%
Morgan Nominees Ltd	HXPEN	2,505	0.001%
Morgan Nominees Ltd	HPBA	2,672	0.001%
Morgan Nominees Ltd	HLFO	37,586	0.008%
Morgan Nominees Ltd	HLBA	41,762	0.009%
Morgan Nominees Ltd	HXLFE	42,597	0.010%
Chase Nominees a/c CMIG	2314	334,093	0.075%
Chase Nominees a/c CMIG	1105	862,818	0.194%
Chase Nominees a/c CMIG	2304	1,385,004	0.312%
Chase Nominees Ltd	WP	15,214,175	3.425%
Aggregate (Material) holding of HBOS group		**17,925,387**	**4.036%**

Please let us know if you require any further information. In the event of a query regarding the above please contact me on 0131 243 5562.

Yours faithfully

Kenny Melville
Company Secretarial Manager
For and on behalf of
HBOS plc

Taylor Nelson Sofres RNS Announcement Status List

RNS Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Rep Dist
None						

RNS Reach Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Rep Dist
None						

Unsubmitted RNS

Company	Headline	Embargo	Last Update	Add Repl Dist
Taylor Nelson Sofres PLC	Blocklisting Interim Review		16:44 4 Nov 03	

RNS

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Rep Dist
9383V	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	16:47 27 Feb 04	
0787V	Taylor Nelson Sofres PLC	Additional Listing		Released	15:50 5 Feb 04	
0588V	Taylor Nelson Sofres PLC	Notice of Results		Released	11:48 5 Feb 04	

Unsubmitted RNS Reach

Company	Headline	Embargo	Last Update	Add Repl Dist
None				

RNS Reach

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Rep Dist
None						